Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PhaseBio Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-227935) on Form S-8 of PhaseBio Pharmaceuticals, Inc. of our report dated March 26, 2019, with respect to the balance sheets of PhaseBio Pharmaceuticals, Inc. as of December 31, 2018 and 2017, the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively, the financial statements), which report appears in the December 31, 2018 annual report on Form 10-K of PhaseBio Pharmaceuticals, Inc.

/s/ KPMG

Philadelphia, Pennsylvania

March 26, 2019